UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 1, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes    ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated September 12, 2014
•	Press Release dated September 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

Enbridge Gas Distribution Applies to Adjust Prices

TORONTO, ONTARIO – (September 12, 2014) – Enbridge Gas Distribution Inc. (Enbridge), a regulated natural gas distribution utility, has applied to the Ontario Energy Board (OEB) to decrease its rates effective October 1, 2014. Enbridge is sharing this information at the time of its application to the OEB as part of its ongoing commitment to update customers.

If approved, typical residential customers* who buy their gas supply and transportation from Enbridge will see their total annual bill decrease from about $1,238 to $1,173, a savings of $65 a year. The total effect on a customer’s bill depends on how much gas a customer uses. There are two different components to this decrease – $18 a year reflects lower natural gas prices in North America and changes to Enbridge’s 2014 rates which were approved by the OEB in July while $47 a year is a refund approved in the OEB’s 2014 rate decision.

“Our customers are benefitting from the fact that the price of natural gas is cheaper today than it was 10 years ago,” says Jamie LeBlanc, Director, Enbridge Gas Distribution. Natural gas remains less than half the cost of electricity and oil for home and water heating.**

As the colder weather approaches, Enbridge reminds customers there are a number of options to help manage bills:

•	Implement low- or no-cost energy efficiency tips, for more information go to www.enbridgegas.com/energyefficiency.

•	Join the Budget Billing Plan to spread annual natural gas costs over 11 months. Register at www.enbridgegas.com/bbp or call 1-877-362-7434.

•	Enbridge’s Home Winterproofing Program for qualifying low-income customers offers free energy efficiency measures, such as insulation to help lower future energy bills.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2013 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2013 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

*	Calculations are based on the assumption that a typical residential customer uses about 3,064 cubic metres of natural gas a year for home and water heating.

**	Natural gas rates are based on Enbridge Gas Distribution Inc.’s approved residential rates effective July 1, 2014. Electricity rates are based on Toronto Hydro’s Ontario Energy Board approved rates effective May 2014 and do not include the Ontario Clean Energy Benefit. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of May 2014. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

Contact:

1-855-884-5112 or enbridgegasmedia@enbridge.com

Enbridge Gas Distribution Inc.

NEWS RELEASE

Enbridge Day 2014 Investment Community Conference to be Webcast

CALGARY, Alberta, September 25, 2014 – Enbridge Inc. (TSX and NYSE: ENB) will hold its 16th annual Enbridge Day Investment Community Conference on Tuesday, September 30 in Toronto and Wednesday, October 1 in New York. These sessions are designed to provide insight to investors on the business fundamentals, the key priorities of the Company and the business outlook.

The Enbridge Day Conference in Toronto on September 30 will be webcast beginning at 8 a.m. Eastern Time. Interested parties may register for the webcast here. The webcast will be archived and available for replay October 1 on the Enbridge Inc. website at enbridge.com/InvestorRelations/Events.aspx. A complete transcript and podcast will be available on the website shortly thereafter.

The webcast format will be listen-only with the Q&A portion of the conference held live and on-site in Toronto.

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Graham White (403) 508-6563/(888) 992-0997 Email: graham.white@enbridge.com